ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 3, 2025	Lisa M. Henry T +1 617 951 7780 Lisa.Henry@ropesgray.com

VIA EDGAR

Ms. Eileen Smiley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Smiley:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided on April 29, 2025 to Post-Effective Amendment No. 236 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on March 21, 2025, relating to AMG GW&K Securitized Bond SMA Shares (the “Fund”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

1. Comment: Please update all missing information in the post-effective amendment to be filed pursuant to Rule 485(b) of the 1933 Act.

Response: The Trust confirms that it will file a post-effective amendment (the “485(b) Amendment”) to include information missing from the 485(a) Amendment.

2.

Comment: The Staff notes that under Principal Investment Strategies, the disclosure states, “While the Fund may purchase debt securities of any duration, the Fund typically seeks to maintain an overall average dollar-weighted duration that is within +/-20% of the duration of the Bloomberg US Securitized Index (the “Index”). The average dollar weighted duration of the Index is approximately [  ] years as of [  ].” Please confirm that the as of date of the Index information will be included in place of the brackets and please confirm this information will be updated as the prospectus is updated.

Response: The Trust confirms the 485(b) Amendment will include the as of date of the Index information and the Trust additionally confirms that the information will be updated as the prospectus is updated.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc	: Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.